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                            March 12, 2024

       Kevin Murphy
       President & Chief Executive Officer
       Ferguson Enterprises Inc.
       751 Lakefront Commons
       Newport News, Virginia 23606

                                                        Re: Ferguson
Enterprises Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed March 1, 2024
                                                            File No. 333-277589

       Dear Kevin Murphy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Asher A. Qazi